UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): July 12, 2019

GolfSuites 1, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2379196
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2738 Falkenburg Road S. Riverview, Florida	33578
(Address of principal executive offices)	(Zip code)

(813) 621-5000

(Issuer’s telephone number, including area code)

Class A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Dalmore Group, LLC (“Dalmore”) will be the broker-dealer for the offering for shares of Class A Preferred Stock of GolfSuites 1, Inc. (the “Company”) pursuant to Regulation A. The Company and Dalmore have entered to a broker-dealer agreement to cover that relationship. This agreement is filed as Exhibit 6.8 to this Current Report on Form 1-U.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Riverview, State of Florida, on December 2, 2019.

GolfSuites 1, Inc.

/s/ Gerald Ellenburg

By Gerald Ellenburg
CEO of GolfSuites 1, Inc.

Exhibit Index

Exhibit No.	Description

6.8	Dalmore Group, LLC Broker-Dealer Agreement dated July 12, 2019